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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File No. 001-12419

                      Showboat Marina Casino Partnership
                     Showboat Marina Finance Corporation
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             (Exact name of registrant as specified in its charter)

                               2001 East Columbus Dr.
                            East Chicago, Indiana 46312
                                  (219) 392-1111
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          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                        13-1/2 First Mortgage Notes due 2003
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              (Title of each class of securities covered by this Form)

                                        None
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            (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)      /   /     Rule 12h-3(b)(1)(ii)     /   /
     Rule 12g-4(a)(1)(ii)     /   /     Rule 12h-3(b)(2)(i)      /   /
     Rule 12g-4(a)(2)(i)      /   /     Rule 12h-3(b)(2)(ii)     /   /
     Rule 12g-4(a)(2)(ii)     /   /     Rule 12h-3(b)(3)         / X /
     Rule 12h-3(b)(1)(i)      /   /     Rule 15d-6               /   /

Approximate number of holders of record as of the certification or notice date:

     13-1/2% First Mortgage Bonds due 2003:              1
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     Pursuant to the requirements of the Securities Exchange Act of 1934,
Showboat Marina Casino Partnership and Showboat Marina Finance Corporation have caused this certification/notice to be signed on their behalf by the undersigned.

Dated:  March 31, 1999        SHOWBOAT MARINA CASINO PARTNERSHIP,
                              an Indiana general partnership

                              By:  SHOWBOAT MARINA PARTNERSHIP, an Indiana
                                   general partnership, its general partner

                                   By:  SHOWBOAT INDIANA INVESTMENT
                                        LIMITED PARTNERSHIP, a Nevada limited
                                        partnership, its general partner

                                        By:  SHOWBOAT INDIANA, INC., a Nevada
                                             corporation, its general partner

                                             By: /s/ COLIN V. REED
                                                 ------------------------------
                                                 Colin V. Reed
                                                 Executive Vice President
                                                 and Secretary


                              SHOWBOAT MARINA FINANCE CORPORATION,
                              a Nevada corporation

                              By: /s/ CHARLES L. ATWOOD
                                  ------------------------------------
                                  Charles L. Atwood
                                  Vice President and Treasurer